Exhibit 99.1

VNET Announces US$138 Million Private Placement

BEIJING, February 27, 2026 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced a private placement of 81.0 million newly issued Class A ordinary shares of the Company (“Placement Shares”) to certain institutional investors at an offering price of US$1.7 per Placement Share (or US$10.2 per ADS, each representing six Class A ordinary shares) (the “Private Placement”).

The Company expects to close the Private Placement on or about March 3, 2026, subject to customary closing conditions. Gross proceeds from the Private Placement financing are anticipated to be approximately US$137.7 million before deducting placement agent fees and offering expenses. The Company currently intends to use such proceeds for general corporate purposes, including working capital, capital expenditures, and potential strategic transactions, among others.

The offer and sale of the foregoing securities are made in a transaction not involving a public offering, and the foregoing securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities laws, and are being offered and sold in reliance on Regulation S of the Securities Act. The securities may not be reoffered or resold in the United States, or to a U.S. person or for the account or benefit of any U.S. Person prior to the expiration of a 40-day distribution compliance period following the closing of the Private Placement pursuant to Rule 903 of Regulations.

Deutsche Bank AG, Hong Kong Branch and China International Capital Corporation Hong Kong Securities Limited are acting as placement agents for the Private Placement. Davis Polk & Wardwell LLP is acting as legal advisor to VNET.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com

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